UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

PRICING SUPPLEMENT

THIS PRICING SUPPLEMENT is made, executed and delivered as of November 4, 2004, by and among EDP-Energias de Portugal, S.A., a sociedade anónima organized under the laws of the Republic of Portugal (formerly EDP–Electricidade de Portugal, S.A., the “Company”) and Banco Comercial Português, S.A., Caixa–Banco de Investimento S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited and UBS Limited (collectively, the “Underwriters”) acting on their own behalf and on behalf of the other Underwriters named in Schedule I to the Underwriting Agreement by and among the Company and the Underwriters, dated July 29, 2004 (the “Underwriting Agreement”). Capitalized terms used in this Pricing Supplement and not otherwise defined herein shall have the meanings assigned to such term in the Underwriting Agreement.

WHEREAS, the Company and the Underwriters have agreed to enter into this Pricing Supplement pursuant to the Underwriting Agreement.

NOW, THEREFORE, in consideration of the execution and delivery of the Underwriting Agreement, and of the mutual covenants contained therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

The Company represents and warrants to and agrees with the Underwriters that all representations and warranties and agreements applicable in accordance with Section 1 of the Underwriting Agreement are true and correct as of the date hereof.

The Underwriting Agreement is hereby supplemented by the following provisions so that this Pricing Supplement shall form an integral part of the Underwriting Agreement.

The Subscription Price of the Offered Shares to be issued pursuant to the Rights Offering shall be €1.84 per Share.

The number of the Offered Shares to be issued pursuant to the Rights Offering shall be 656,537,715.

The Company represents and warrants to and agrees with each of the Underwriters that the Offered Shares are and will be fungible in all respects with Shares existing prior to the Rights Offering, including with respect to their tax treatment under Portuguese law, and that the Company will comply fully with the requirements set forth in paragraphs (b), (c), and (d) of no. 1 of article 39 of the Law nº 32-B/2002, of December 30.

The Company represents and warrants to and agrees with the Underwriters that this Pricing Supplement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation.

This Pricing Supplement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

IN WITNESS WHEREOF, each of the parties hereto has caused this Pricing Supplement to be executed by its duly authorized officers as of the day and year first above written.

EDP-ENERGIAS DE PORTUGAL, S.A.

By:	/s/ Jaõ Ramalho Talone
Name:	Jaõ Ramalho Talone
Title:	CEO

By:	/s/ Rui Horta e Costa
Name:	Rui Horta e Costa
Title:	CFO

Accepted as of the date hereof

On behalf of each of the several

Underwriters named in Schedule I hereto

GOLDMAN SACHS INTERNATIONAL

By:

/s/ Olaf Diaz-Pintado
Name: Olaf Diaz-Pintado
Title: Executive Director

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

/s/ John Travis
Name: John Travis
Title: Authorized Signatory

UBS LIMITED

By:	By:

/s/ Herman Deetman	/s/ Matthew P L Muresan
Name: Herman Deetman	Name: Matthew P L Muresan
Title: Managing Director	Title: Director

CAIXA GERAL DE DEPÓSITOS, S.A.

By:	By:

/s/ Jorge Freire Cardoso	/s/ Jorge Tomé
Name: Jorge Freire Cardoso	Name: Jorge Tomé
Title: Managing Director of Caixa BI (Pursuant the power of attorney)	Title: Board Member of Caixa BI (Pursuant the power of attorney)

BANCO COMERCIAL PORTUGUÊS, S.A.

By:	By:

/s/ Acácio Piloto	/s/ Nuno Alves
Name: Acácio Piloto	Name: Nuno Alves
Title: General Manager	Title: General Manager

CAIXA - BANCO DE INVESTIMENTO, S.A.

By:	By:

/s/ Jorge Freire Cardoso	/s/ Jorge Tomé
Name: Jorge Freire Cardoso	Name: Jorge Tomé
Title: Managing Director	Title: Board Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ Rui Horta e Costa
Name:	Rui Horta e Costa
Title:	Chief Financial Officer